SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    11    )*

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class A: none

Common Stock, Class B: 038521100

(CUSIP Number)

Bart J. Colli, General Counsel

ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107

(215) 238-6846

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No.    None (Class A Common Stock)

                       038521100 (Class B Common Stock)

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons (Entities Only) Joseph Neubauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        27,213,075 shares, Class A Common Stock [1]

        27,252,075 shares, Class B Common Stock [2]

  8.    Shared Voting Power

        None

  9.    Sole Dispositive Power

        27,213,075 shares, Class A Common Stock [1]

        27,252,075 shares, Class B Common Stock [2]

10.    Shared Dispositive Power

        None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,213,075 shares, Class A Common Stock [1] 27,252,075 shares, Class B Common Stock [2]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 25.9% Class A Common Stock [3] 24.6% Class B Common Stock [3]

14.	Type of Reporting Person (See Instructions) IN

1 Includes 200,000 shares that are issuable upon exercise of outstanding stock options.

2 Includes 39,000 shares currently outstanding and 27,213,075 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 200,000 shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options). The total number of shares of Class A Common Stock reflected herein also include the 27,213,075 shares referenced in the preceding sentence, which are convertible into an equal number of shares of Class B Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

3 Based on the number of Shares of Class A Common Stock and Class B Common Stock outstanding as of April 25, 2003, as reported in the Issuer’s Form10-Q for the fiscal quarter ended March 28, 2003.

SCHEDULE 13D

This Amendment No. 11 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the “Reporting Person”) with the Securities and Exchange Commission solely to amend Item 4 of Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Person indicated that he did not intend to sell any shares of ARAMARK Corporation (the “Company”) common stock during the Company’s most recent window period, which has now ended. In the event that the Reporting Person decides to sell shares after such window period, the Reporting Person will not sell more than 2.4 million shares of Company common stock during the remainder of calendar 2003.

Other than those set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: June 25, 2003

/s/ JOSEPH NEUBAUER
Joseph Neubauer